

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

September 15, 2008

<u>Via U.S. mail</u>

David Katzir, Chief Executive Officer
T.O.D. Taste on Demand Inc.
55 Hakeshet Street
Reuth, Israel 91708

> **Re: T.O.D. Taste on Demand Inc.**
> **Revised Schedule 14C**
> **Filed September 3, 2008**
> **File No. 333-148928**

Dear Mr. Katzir:

We have reviewed your response letters and your revised filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note your response to previous comment 1 and request more detailed background regarding the shareholders' written consent to amend the Articles of the Company. Provide us with dates and summaries of any meetings that Mr. Neeman, Mr. Wolkin and Mr. Chu had to discuss submitting such consent to the Company. Further, please explain why the shareholders unilaterally decided that the Company should amend its articles of incorporation to increase the authorized common stock of the Company.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

David Katzir
T.O.D. Taste on Demand Inc.
September 15, 2008
Page 3

       Please contact John Madison at (202) 551-3296 or Michael Karney at (202) 551-3847 with any questions regarding our comments.

                                   Sincerely,

                                   H. Roger Schwall
                                   Assistant Director

cc: J. Madison
     M. Karney

     Via facsimile
     David Lubin, Esq.
     (516) 887-8250